UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1(a) NAME OF ISSUER (Please type or print)

PA Commerce Bancorp, Inc.

1(b) IRS IDENT. NO. |(c) SEC FILE NO.

25-1834776     |000-50961
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1(d) ADDRESS OF ISSUER STREET

3801 Paxton Street, P.O. Box 4999
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1(d) CITY STATE ZIP CODE

Harrisburg PA 17111
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1(e) TELEPHONE
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AREA CODE      |    NUMBER
717             412-6301

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

Mark A. Zody

2(b) IRS IDENT. NO. (c) RELATIONSHIP TO ISSUER

xxx-xx-xxxx              Officer
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2(d) ADDRESS STREET

412 Clemens Drive
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2(d) CITY     STATE     ZIP CODE
Dillsburg          PA             17019
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

SEC USE
3(a)	(b)	ONLY	(c)	(d)	(e)	(f)	(g)
Title of the	Name and Address of	Broker-	Number of	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Each Broker Through	Dealer	Shares or	Market	or Other Units	Date of Sale	Securities
Securities	Whome the Securities	File	Other Units	Value	Outstanding	(See instr. 3(f))	Exchange
to be Sold	are to be Offered	Number	to be Sold	(See instr.	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
	or Each Market		(See instr.	3(d))
	Maker who is		3(c))
Aquiring the
Securities

Common	National Financial Svcs
Stock	200 Liberty Street	2,000	$54,320	6,171,423	March 8, 2007	NASDAQ
	New York, NY		as of
			3/7/07

INSTRUCTIONS:

1.(a) Name of issuer
(b) Issuer's I.R.S. Identification Number
(c) Issuer'S S.E.C. file number, if any
(d) Issuer's address, including zip code
(e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
(b) Such person's I.R.S. identification number, if such person is an entity
(c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
(b) Name and address of each broker through whom the securities are intended to be sold
(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Name of Person
from Whom Acquired
Title of	Date You	Nature of	(If gift, also give date	Amount of	Date of
the Class	Acquired	Acquisition Transaction	donor acquired)	Securities Acquired	Payment	Nature of Payment

Common	12/5/2000	Exercise of Incentive	Pennsylvania Commerce	4,307 - as	12/5/2000	Cash
Stock		Stock Options	Bancorp, Inc.	Adjusted for stock
Dividends & Splits

Common	11/30/2001	Exercise of Incentive	Pennsylvania Commerce	4,342 - as	11/30/2001	Cash
Stock		Stock Option;	Bancorp, Inc.	adjusted for stock
Dividends & splits

INSTRUCTIONS:

1. If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

			Amount of	Gross
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities	Proceeds

none

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

3/7/2007	/s/ Mark A. Zody
(DATE OF NOTICE)	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).